SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

October 30, 2008

Commission File Number 1-15200

StatoilHydro ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82-      N/A

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on October 30 2008, entitled "Changes in StatoilHydro`s corporate executive committee".

Changes in StatoilHydro`s corporate executive committee

Gunnar Breivik (50) has been appointed acting executive vice president of StatoilHydro`s corporate staffs and services and will assume this position on 1 November 2008.

Mr Breivik will succeed Hilde Merete Aasheim who will leave StatoilHydro on the same date to take up her new position as executive vice president of Aluminium Metal in Norsk Hydro.

Gunnar Breivik is currently senior vice president of StatoilHydro`s health, safety and environment cluster. Mr Breivik will continue to hold the responsibility for this field as well.

After completing his chemical engineering studies as a chartered engineer at the Norwegian University of Science and Technology (NTNU) in 1981, Mr Breivik was employed by Phillips Petroleum before he started working for Norsk Hydro in 1985.

Gunnar Breivik held a number of positions in Hydro Oil & Energy, including managerial positions such as platform manager and field manager, before he took over as head of HSE in the operations organisation of Hydro Oil & Energy in 2001, a position he held until the merger with Statoil took effect in October 2007.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOILHYDRO ASA (Registrant)
Dated: October 30, 2008	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer